Ex. 3.2
                                        1
                AMENDMENTS TO THE BY-LAWS OF DHB INDUSTRIES, INC.

                                 October 6, 2006

The following section reference and title shall be inserted before the first paragraph of Section 1.1, "(a) GENERAL" and the second paragraph of Section 1.1 shall be deleted in its entirety and the following paragraph shall be added:

         "(b) ADVANCE NOTICE PROCEDURES. Subject to the rights of holders of any series of Preferred Stock established pursuant to the provisions of the Amended and Restated Certificate of Incorporation, nominations for the election of directors and business proposed to be brought before an annual meeting of stockholders may be made by the Board of Directors or a committee appointed by the Board of Directors, or by any stockholder entitled to vote generally in the election of directors; provided, that any such stockholder may nominate one or more persons for election as directors at an annual meeting or propose business to be brought before an annual meeting, or both, only if such stockholder has given timely notice in proper written form of his or her intent to make such nomination or nominations or to propose such business. To be timely, a stockholder's notice must be delivered to or mailed and received by the Secretary of the Corporation not less than 60 days nor more than 90 days prior to the annual meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever occurs first. To be in proper written form, a stockholder's notice to the Secretary shall set forth:

                  (i) the name and address of the stockholder who intends to make the nominations or propose the business as they appear on the Corporation's books and, as the case may be, of the person or persons to be nominated or of the business to be proposed;

                  (ii) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and, if applicable, intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

                  (iii) if applicable, a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder;

                  (iv) such other information regarding each nominee or each matter of business to be proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, or the matter been

                                                                         Ex. 3.2

         proposed, or intended to be proposed, by the Board of Directors, and such other information about the nominee as the Board of Directors deems appropriate, including, without limitation, the nominee's age, business and residence addresses, principal occupation and the class and number of shares of Common Stock beneficially owned by the nominee, or such other information about the business to be proposed and about the stockholder making such business proposal before the annual meeting as the Board of Directors deems appropriate, including, without limitation, the class and number of shares of Common Stock beneficially owned by such stockholder; and

                   (v) if applicable, the consent of each nominee to serve as director of the Corporation if so elected.

         The chairman of the meeting may refuse to acknowledge the nomination of any person or the proposal of any business not made in compliance with the foregoing procedure."

Section 1.2 shall be deleted in its entirety and replaced with the following:

         "SPECIAL MEETINGS OF STOCKHOLDERS. Except as required by law and subject to the rights of the holders of any series of Preferred Stock of the Corporation established pursuant to the provisions of the Certificate of Incorporation, special meetings of stockholders may be called only by the Board of Directors pursuant to a resolution approved by a majority of the then authorized number of directors or by the Chairman or Co-Chairman of the Board of Directors. Stockholders of the Corporation are not permitted to call a special meeting or to require that the Board of Directors or the Chairman or Co-Chairman of the Board of Directors call a special meeting of stockholders. The business permitted at any special meeting of stockholders shall be limited to the business brought before the meeting by or at the direction of the Board of Directors or the Chairman or Co-Chairman of the Board of Directors."

Section 2.1 shall be deleted in its entirety and replaced by the following:

         "(a) GENERAL: TERM OF OFFICE. The business, property and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The directors shall be elected by the holders of shares entitled to vote thereon at the annual meeting of stockholders, and each shall serve (subject to the provisions of Article IV) until the next succeeding annual meeting of stockholders and until a respective successor has been elected and qualified.

         (b) NUMBER. The Board of Directors shall consist of not fewer than three (3) members and not more than nine (9) members, with the number of authorized directors being initially fixed at five (5), which number may be changed from time to time by a resolution of the Board of Directors adopted by the affirmative vote of at least a majority of the total number of authorized directors most recently fixed by the Board of Directors, except in each case as may be provided pursuant to resolutions of the Board of Directors, adopted pursuant to the provisions of the Certificate of Incorporation, establishing any series

                                                                         Ex. 3.2

         of Preferred Stock and granting to holders of shares of such series of Preferred Stock rights to elect additional directors under specified circumstances."

The first sentence of Section 2.4 shall be deleted in its entirety and replaced by the following:

         "Notice of any special meeting of the Board of Directors shall be given to each director by the Secretary or, in the Secretary's absence, any other officer of the Corporation (i) by giving notice to such director in person or by telephone at least 24 hours in advance of the meeting,
         (ii) by sending a telegram, telecopy, facsimile, telex or electronic mail, or delivering written notice by hand, to a director's last known business, home or electronic mail address at least 24 hours in advance of the meeting, or (iii) by mailing written notice to a director's last known business or home address at least 72 hours in advance of a meeting. A notice or waiver of notice need not specify the purposed of the meeting."

Section 4.3 shall be deleted in its entirety and replaced with the following:

         "(b) VACANCIES. Any vacancy on the Board of Directors, howsoever resulting, including through an increase in the number of directors, shall only be filled by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, or by the sole remaining director. Any director elected to fill a vacancy shall hold office for the same remaining term as that of his or her predecessor, or if such director was elected as a result of an increase in the number of directors, then for the term specified in the resolution providing for such increase."